Greg Manning
                               775 Passaic Avenue
                         West Caldwell, New Jersey 07006
                                 (973) 882-0004
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 29, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ]


                                Page 1 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Greg Manning Auctions, Inc.
                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                                              563823 10 0
                                 (CUSIP Number)

                                  Greg Manning
                               775 Passaic Avenue
                         West Caldwell, New Jersey 07006
                                                            (973) 882-0004
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 29, 1998

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [X]

                                  SCHEDULE 13D

                              CUSIP No. 56383 10 0

1)    NAME OF REPORTING PERSON

         Greg Manning

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ###-##-####

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [  ]       (b)  [  ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS

         PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF                                   7) SOLE VOTING POWER
SHARES BENEFICIALLY                              1,600,000 (see Item 5)
OWNED BY
EACH REPORTING                              8) SHARED VOTING POWER
PERSON WITH                                      Not Applicable

                                            9) SOLE DISPOSITIVE POWER
                                                 1,600,000

                                            10) SHARED   DISPOSITIVE  POWER
                                                 Not Applicable

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,600,000

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.75%

14)   TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D
Item 1.  Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock") of Greg Manning Auctions, Inc. (the "Company"). Principal executive offices of the Company are located at 775 Passaic Avenue, West Caldwell, New Jersey 07006.

Item 2.  Identity and Background

(a) This Statement is filed on behalf of Greg Manning.

(b) Greg Manning's business address is 775 Passaic Avenue, West Caldwell, New Jersey 07006.

(c) Greg Manning is President, Chief Executive Officer and Chairman of the Board of the Company and President of Collectibles Realty Management, Inc. ("CRM").

(d) - (e) During the last five years, Greg Manning has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f)   Greg Manning is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds were utilized by Greg Manning to acquire the Common Stock of the Company set forth in Item 5, at the amounts set forth therein.

Item 4.  Purpose of Transaction

The Common Stock was acquired for investment purposes.

Except as indicated in this Schedule 13D, Greg Manning currently has no plans or porposals that relate to or would result in any of the matters described in subparragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) On October 29, 1998, Greg Manning purchased 200,000 shares of Common Stock of the Company directly from the Company for an aggregate purchase price of $500,000.

(b) As of January 19, 1999, Greg Manning has the sole power to vote, direct the vote, dispose or direct the disposition of the 1,600,000 shares of Common Stock of the Company, representing approximately 20.64% thereof.

( c) ( d) and (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

                                   SIGNATURES

After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 1999

                                            /s/ Greg Manning
                                            Greg Manning